Form 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011
Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

11/F No. 3 Building, 700 Yishan Road
Shanghai 200233
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.
Form 6-K
TABLE OF CONTENT

Description	Page

Signature	3

Exhibit 99.1 — Third Quarter 2011 Results Dated November 1, 2011	4

Exhibit 99.2 —2011 Third Quarter Results Presentation Dated November 1, 2011	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

	By:	/s/ Jazy Zhang
	Name:	Jazy Zhang
	Title:	Chief Financial Officer

Date: November 1, 2011

Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES
THIRD QUARTER FISCAL 2011 RESULTS

Online Game Revenue Increased 7.4% Quarter-over-Quarter
GAAP EPS of US$0.24, or Non-GAAP EPS of US$0.19, Exceeds Consensus Estimates
GAAP Net Margin of 78.9%, or Non-GAAP Net Margin of 62.2%
Board Approves a New Round of Employee Incentive Stock Award

SHANGHAI, PRC — November 1, 2011 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the third fiscal quarter ended September 30, 2011.

Third Quarter 2011 Highlights:

•	Net revenue was RMB457.9 million (US$71.8 million), an increase of 5.0% from the second quarter 2011 and an increase of 35.2% from the third quarter 2010.

•
Gross profit was RMB394.6 million (US$61.9 million), an increase of 5.8% from the second quarter 2011 and an increase of 36.8% from the third quarter 2010.  Gross profit margin for the third quarter 2011 was 86.2%.

•
Net income attributable to the Company’s shareholders was RMB361.3 million (US$56.6 million), an increase of 3,452.1% from the second quarter 2011 and an increase of 73.1% from the third quarter 2010. The margin of net income attributable to the Company’s shareholders for the third quarter 2011 was 78.9%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) or one ordinary share were RMB1.54 (US$0.24) and RMB1.53 (US$0.24), respectively, compared to basic and diluted earnings per ADS of RMB0.04 and RMB0.04, respectively, for the second quarter 2011, and basic and diluted earnings per ADS of RMB0.92 and RMB0.89, respectively, for the third quarter 2010.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation, recognition of additional deferred tax assets, and foreign exchange gains for payment of a special dividend, was RMB284.9 million (US$44.7 million), an increase of 3.8% from the second quarter 2011 and an increase of 28.9% from the third quarter 2010.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation, recognition of additional deferred tax assets, and foreign exchange gains for payment of a special dividend, was 62.2%.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation, recognition of additional deferred tax assets, and foreign exchange gains for payment of a special dividend, per ADS were RMB1.22 (US$0.19) and RMB1.21 (US$0.19), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.19 and RMB1.17, respectively, for the second quarter 2011, and basic and diluted non-GAAP earnings per ADS of RMB0.97 and RMB0.95, respectively, for the third quarter 2010.

•	Active Paying Accounts (“APA”) for online games was 2,087,000, an increase of 4.7% from the second quarter 2011 and an increase of 39.4% from the third quarter 2010.

•	Average Revenue Per User (“ARPU”) for online games was RMB217.0, an increase of 2.5% from the second quarter 2011 and a decrease of 3.3% from the third quarter 2010.

FOR IMMEDIATE RELEASE

•	Average Concurrent Users (“ACU”) for online games was 661,000, an increase of 1.1% from the second quarter 2011 and an increase of 22.9% from the third quarter 2010.

•	Peak Concurrent Users (“PCU”) for online games was 2,297,000, an increase of 8.2% from the second quarter 2011 and an increase of 56.7% from the third quarter 2010.

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “We are pleased to report another quarter of continued top- and bottom-line growth.  The strong performance of our core online games was highlighted by our new flagship game ZT Online 2 which launched open beta testing in September and reached a new high of over 435,000 PCU.  This achievement, along with the game’s consistent growth throughout 2011, demonstrates the strength of our internal game development capabilities in an increasingly competitive environment.  The Chinese online game industry continues to grow, and our core competency, hardcore MMORPGs, remains the most profitable genre of games.  While capitalizing on these industry-wide growth trends, we also continue to diversify our product portfolio.  During the fourth quarter 2011, we plan to introduce our first action casual game, Elsword, which was licensed from South Korea.  In addition to MMOPRGs, we have also initiated additional internal web game projects and are preparing our self-developed first-person-shooter game.  We will continue to focus on making innovative and fun games, and we believe these new projects will help further diversify our user base going forward.”

“People are the life of our company and we have been doing an excellent job in retaining our key employees since the inception of the company.  In an effort to continue to attract and retain our key employees and particularly the best R&D talents, our board of directors has approved the issuance of additional restricted shares and the repricing of the existing options due to the recent decrease in the Company’s share price following our special cash dividend.”

Mr. Shi continued, “After the payment of the US$3 per share special cash dividend, we still have approximately US$300 million in cash on our balance sheet as of September 30, 2011, providing us with significant flexibility to finance our daily operations and to fund potential future investments.  We will continue to look for investment opportunities in the Chinese online game industry that complement our existing products and services, such as developers of web, social, and mobile games, as well as opportunities in overseas online game markets.  With our strong and growing online game business, high profitability and healthy cash flows, we are confident about our future prospects.”

Third Quarter Fiscal 2011 Unaudited Financial Results

Net Revenue.  Net revenue for the third quarter 2011 was RMB457.9 million (US$71.8 million), representing a 5.0% increase from RMB436.2 million in the second quarter 2011 and a 35.2% increase from RMB338.7 million in the third quarter 2010.

Revenue from online games in the third quarter totaled RMB443.9 million (US$69.6 million), representing a 7.4% increase from RMB413.4 million in the second quarter 2011 and a 35.6% increase from RMB327.4 million in the third quarter 2010.  Online game net revenue increased sequentially primarily due to the growth of ZT Online 2 after the commencement of official closed beta testing with marketing campaigns during the second quarter 2011 and open beta testing towards the end of the third quarter 2011.  The year-over-year quarterly increase was primarily due to the growth of ZT Online 2 and the ZT Online 1 Series, which primarily includes ZT Online, ZT Online Green Edition, and ZT Online Classic Edition.

FOR IMMEDIATE RELEASE

ACU for the Company’s online games in the third quarter 2011 was 661,000, representing a 1.1% sequential increase compared to the second quarter of 2011 and a 22.9% increase over the third quarter 2010.  PCU for the Company’s online games in the third quarter 2011 was 2,297,000, representing an 8.2% sequential increase and a 56.7% increase over the third quarter 2010.  The ACU and PCU increases on a sequential basis were due to the continued ramp up of ZT Online 2, while the year-over-year increases in ACU and PCU were due to the continued growth of ZT Online 1 Series and ZT Online 2.  ARPU for the Company’s online games in the third quarter 2011 increased 2.5% sequentially and decreased 3.3% from the third quarter of 2010 to RMB217.0.  ARPU fluctuated sequentially and year-over-year, but remained at lower than historic levels as Giant’s newer games target a wider variety of audiences with a broader range of spending habits.  APA for the Company’s online games in the third quarter 2011 increased 4.7% sequentially and increased 39.4% from the third quarter 2010 to 2,087,000.  The sequential increase in APA was due to the growth of ZT Online 2, while the year-over-year increase in APA was attributable to the increase in paying accounts within the Company’s ZT Online 1Series and ZT Online 2 games.

Cost of Services.  Cost of services was RMB63.3 million (US$9.9 million), representing a decrease of 0.1% from the second quarter 2011 and a 26.1% increase from the third quarter 2010.  While the third quarter 2011 online game revenue increased, cost of services remained flat compared to the previous quarter due to effective cost controls.  The increase in cost of services in the third quarter 2011 as compared with the same quarter last year was primarily due to the incremental operational costs mainly related to the growth of ZT Online 1 Series and ZT Online 2 games.

Gross Profit and Gross Margin.  Gross profit for the third quarter 2011 was RMB394.6 million (US$61.9 million), representing a 5.8% sequential increase and a 36.8% from the third quarter 2010.  Gross margin for the third quarter 2011 was 86.2%, which is an increase from 85.5% in the second quarter 2011 and 85.2% in the third quarter 2010.

Operating Expenses. Total operating expenses for the third quarter 2011 were RMB113.7 million (US$17.8 million), representing a decrease of 2.8% from RMB117.0 million in the second quarter 2011 and an increase of 20.6% from RMB94.3 million in the third quarter 2010.  The year-over-year quarterly increase in operating expenses is mainly attributable to the marketing expenses for ZT Online 2 and XT Online.

Research and product development (“R&D”) expenses for the third quarter 2011 decreased 17.7% sequentially to RMB48.9 million (US$7.7 million) from RMB59.4 million in the second quarter 2011 and decreased 7.0% from RMB52.6 million in the third quarter 2010.  The sequential and year-over-year decreases in R&D expenses were mainly due to higher bonuses accrued in the preceding quarter and in the same quarter last year.

Sales and marketing expenses were RMB49.6 million (US$7.8 million) in the third quarter 2011, representing a sequential increase of 23.9% from RMB40.1 million in the second quarter 2011, and an increase of 32.6% from RMB37.4 million in the third quarter 2010.  The sequential and year-over-year quarterly increases were due to marketing campaigns for the open beta testing of ZT Online 2 and XT Online during the third quarter 2011.

FOR IMMEDIATE RELEASE

General and administrative expenses (“G&A”) for the third quarter 2011 were RMB25.2 million (US$3.9 million), down 8.4% from RMB27.5 million in the second quarter 2011, and down 25.3% from RMB33.7 million in the third quarter 2010.  The sequential decrease was mainly due to higher G&A expenses caused by the relocation to a new office building and related maintenance expenses incurred during the second quarter 2011.  The year-over-year quarterly decrease was mainly caused by incremental compensation expenses recorded in the third quarter 2010 in connection with the repricing of certain incentive based share options and the Company’s granting of restricted shares to certain select employees and management members.

Financial Incentive.  In the third quarter 2011, the financial incentive, which mainly relates to sales tax refunds received from the municipal government, remained flat compared to last quarter at RMB10.0 million (US$1.6 million).  This refund mainly relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

Interest Income.  Interest income for the third quarter 2011 was RMB39.5 million (US$6.2 million), compared to RMB41.1 million in the second quarter 2011 and RMB37.1 million in the third quarter 2010.

Income Tax.  Income tax benefit for the third quarter 2011 was RMB19.3 million (US$3.0 million), compared to income tax expense of RMB286.5 million in the second quarter 2011 and income tax expense of RMB21.8 million in the third quarter 2010.  Income tax expense decreased significantly both sequentially and year-over-year due to (a) a one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid during the third quarter 2011, and (b) the recognition of RMB63.0 million in deferred tax assets (an increase in deferred tax asset on the balance sheet and a corresponding income tax benefit on the income statement).

Net Income Attributable to the Company’s Shareholders.  Net income attributable to the Company’s shareholders for the third quarter 2011 was RMB361.3 million (US$56.6 million), an increase of 3,452.1% from RMB10.2 million in the second quarter 2011 and an increase of 73.1% from RMB208.7 million in the third quarter 2010. Net income attributable to the Company’s shareholders increased sequentially and year-over-year due to (a) the increase in online game revenue, (b) effective cost control that caused operating expenses to decrease sequentially and to increase at a slower rate than the increase of net revenue on a year-over-year quarterly basis, (c) an increase in other income of RMB25.6 million which was mostly due to foreign exchange gains as we obtained a more favorable exchange rate for the repatriation of cash for a special cash dividend paid during the third quarter 2011, and (d) a significant decrease in income tax expense. The margin of net income attributable to the Company’s shareholders was 78.9% for the third quarter 2011, compared to 2.3% in the second quarter 2011 and 61.6% in the third quarter 2010.

Cash, Cash Equivalents and Short-Term Investments.  As of September 30, 2011, Giant’s cash, cash equivalents and short-term investments totaled RMB1,914.8 million (US$300.2 million), compared to RMB5,218.7 million as of June 30, 2011.  The sequential decrease was primarily due to the payment of a significant special cash dividend of US$707.9 million in September 2011.

FOR IMMEDIATE RELEASE

Business Highlights and Outlook

ZT Online 1 Series — During the third quarter 2011, Giant released a new ZT Online expansion pack to introduce various new gameplay features and in-game activities, such as a unique PK and ranking server.  ZT Online Classic Edition also introduced a selection of new gameplay features, such as border battles and mount ornaments.  The Company plans to release an expansion pack for ZT Online Classic Edition in the fourth quarter 2011.  ZT Online Green Edition celebrated its second anniversary by introducing new functions in an expansion pack released during the third quarter 2011.

ZT Online 2 — Giant commenced open beta testing for its second flagship game, ZT Online 2, on September 16, 2011 and reached over 435,000 PCU.  To prepare for the open beta testing, the Company gathered a large quantity of feedback from gamers and industry media during the closed beta testing in the second quarter and then enhanced the game based on the feedback.  New features included both PK-oriented and community-based functions, such as improvements in large-scale PK battles, in-game voice chat, casual mini-games, and the in-game micro-blog system. The Company will continue to adjust existing gameplay features according to user preferences and feedback.

Giant Online — During the third quarter 2011, Giant released a new player-versus-environment dungeon and continued to enhance and expand existing player-versus-player dungeons.  The newly added functions facilitated more interactions among gamers and kept them engaged in the game.  The Company plans to introduce a new expansion pack in the fourth quarter 2011.

XT Online — The Company initiated open beta testing for XT Online in September 2011 and has gained positive feedback from users.  Giant will continue to enhance the game and plans to release the first expansion pack in December 2011.

The Golden Land — During the third quarter 2011, Giant incorporated new gameplay features into The Golden Land and continued to optimize previously released functions.  The Korean version commenced open beta testing in September 2011 and has been well-received by Korean gamers.  The Golden Land remains popular in Taiwan and Japan.  The U.S. and European versions are expected to enter open beta testing in October 2011, while localization is underway for the Spanish and Russian versions, with closed beta testing expected to commence in the fourth quarter 2011 in these regions.

Spirits of the Warriors — Spirits of the Warriors is a self-developed 3D MMORPG based on the Three Kingdoms period in ancient Chinese history.  During the third quarter 2011, the Company conducted the second round of engineering testing, the purpose of which is to test the gameplay features and modify the game based on user feedback.  The Company plans to continue testing and fine tuning the game in preparation for its commercial launch in 2012.

Elsword —Elsword is a 3D side-scrolling, action casual game developed by KOG Co., LTD. of South Korea. During the third quarter 2011, the Company conducted the last round of engineering testing.  The closed beta testing is scheduled to commence in November 2011.

FOR IMMEDIATE RELEASE

Allods Online — Allods Online is a 3D free-to-play MMORPG developed by Astrum Nival, LLC, a game studio owned by Mail.Ru Inc. of Russia.  The Company initialized a two-week long engineering testing during the third quarter 2011 and received positive feedback from gamers and media.  The game is undergoing further optimization and a new round of engineering testing is planned for the fourth quarter 2011.

Option Repricing and Restricted Share Grants — At a meeting held on Monday, October 31, 2011, the Company’s board of directors approved an amendment to the Company’s 2007 Performance Incentive Plan (the “2007 Plan”) to increase the number of ordinary shares available for issuance under such plan by 13,000,000 ordinary shares to a total of 23,700,000 ordinary shares, and authorized the issuance of up to 14,000,000 restricted shares to certain select employees and management members of the Company pursuant to the 2007 Plan and subject to a five year vesting schedule. In addition, in light of the recent decrease in the Company’s share price following the payment of a special cash dividend to its shareholders in September 2011, the board of directors approved the amendments of 1,098,600 stock options previously granted under the 2007 Plan to establish a new exercise price for such stock options equal to US$4.07 per ADS, which was the closing price of the Company’s ADSs on Friday, October 28, 2011.

Fourth Quarter 2011 Guidance — For the fourth quarter 2011, the Company expects ZT Online 2 to continue to grow following its open beta testing at the end of the third quarter.  As a result, the Company expects continued top-line growth in the fourth quarter 2011.

Conference Call

Giant’s senior management will host a conference call on November 1, 2011 at 9:00 pm (U.S. Eastern Time) / 6:00 pm (U.S. Pacific Time), which is November 2, 2011 at 9:00 am (Beijing Time) to discuss its 2011 third quarter financial results and recent business activity.

The conference call may be accessed by calling + 1 866 519 4004 (for callers in the U.S.), +86 800 819 0121 (for callers in China), +86 800 930 346 (for callers in Hong Kong) or + 65 6723 9381 (for callers outside of the U.S. and China) and entering passcode 20852830.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available starting 12:00 am (U.S. Eastern Time) on November 2, 2011, by calling + 1 866 214 5335 (for callers in the U.S.) or + 61 2 8235 5000 (for callers outside the U.S.) and entering passcode 20852830.

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Giant’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at the rate of US$1.00 to RMB6.3780, which was the noon buying rate as of September 30, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted into U.S. dollars at such rate or at all.

FOR IMMEDIATE RELEASE

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation, one-time accrued withholding tax associated with the repatriation of cash for a special dividend, recognition of additional deferred tax assets, and foreign exchange gains for payment of  a special divident.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant as well as when planning and forecasting future periods.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.
Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2010	2011	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	208,654,381	10,170,791	361,274,260	56,643,816

Share-based compensation	12,283,800	4,703,886	6,301,546	988,013
Accrued withholding tax associated with the repatriation of cash for a special dividend	-	259,647,915	-	-
Recognizing additional deferred tax assets	-	-	(63,240,829)	(9,915,464)
Foreign exchange gains for payment of a special dividend	-	-	(19,437,460)	(3,047,579)

Non-GAAP net income attributable to the Company’s shareholders:	220,938,181	274,522,592	284,897,517	44,668,786

Non-GAAP earnings per share:

Basic	0.97	1.19	1.22	0.19
Diluted	0.95	1.17	1.21	0.19

Weighted average ordinary shares:

Basic	227,392,454	229,867,164	233,989,130	233,989,130
Diluted	233,497,787	235,495,344	235,648,260	235,648,260

	Three months ended
	September 30,	June 30,	September 30,
	2010	2011	2011
	(RMB)	(RMB)	(RMB)

GAAP net margin:	61.6%	2.3%	78.9%

Share-based compensation	3.6%	1.1%	1.4%
Accrued withholding tax associated with the repatriation of cash for a special dividend	-	59.5%	-
Recognizing additional deferred tax assets	-	-	(13.8)%
Foreign exchange gains for payment of a special dividend	-	-	(4.3)%
Non-GAAP net margin:	65.2%	62.9%	62.2%

FOR IMMEDIATE RELEASE

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments.  Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, ZT Online 2, Giant Online, XT Online, and The Golden Land.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement
Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding sequential top-line growth in the fourth quarter 2011, future prospects of the Company and the Chinese online game industry, future financial position of the Company, the ability for the Company’s new webgame projects to diversify its user base, the investment strategy of the Company and the timetable for engineering testing, closed beta testing, open beta testing, introduction and commercial launch of the various products in the Company’s game pipeline.  These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control.  The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause the Company’s actual results to differ from what we currently anticipate may include a deterioration in the performance of the ZT Online 1 Series, failure of ZT Online 2 to grow as expected, unexpected delays in developing expansion packs or in the timetable for testing, introduction and launching its games, the Company’s dependence on the ZT Online 1 Series  games, which currently account for the majority of the Company’s historical net revenues, the Company’s limited operating history and unproven long-term potential of its online game business model, the uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20F for the fiscal year 2010, as filed with the Securities and Exchange Commission on June 17, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of the Company’s annual report for fiscal year 2010.  The Company’s actual results of operations for third quarter 2011 are not necessarily indicative of its operating results for any future periods.  Any projections in this release are based on limited information currently available to the Company, which is subject to change.  Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact (China): Rich Chiang, IR Director Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (U.S.): Kelly Gawlik, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (U.S.): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	September 30,	June 30,	September 30,	September 30,
	2010	2011	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)

ASSETS
Current assets:
Cash and cash equivalents	605,049,628	3,271,041,797	1,608,527,647	252,199,380

Prepayments and other current assets	111,616,927	193,432,805	108,285,283	16,977,937

Deposit for investment	-	958,800,000	-	-

Accounts receivable	19,328,988	14,917,071	14,032,361	2,200,119

Due from a related party	-	6,315,310	3,598,811	564,254

Inventories	276,940	329,677	234,833	36,819

Deferred tax assets	87,715,173	121,116,763	187,550,300	29,405,817

Short-term investments	5,148,286,000	1,947,696,920	306,254,260	48,017,288

Total current assets	5,972,273,656	6,513,650,343	2,228,483,495	349,401,614

Non-current assets:

Property and equipment, net	151,985,957	157,085,271	159,836,437	25,060,589

Intangible assets, net	112,849,847	28,499,398	24,588,960	3,855,278

Due from R&D entity partners	11,245,600	10,270,600	7,637,000	1,197,397

Goodwill	6,224,587	22,201,960	22,201,960	3,481,022

Investment in equity investees	2,597,350	40,688,607	39,942,140	6,262,487

Long-term investment	-	29,495,239	29,495,239	4,624,528

Available-for-sale securities	431,544,605	411,251,399	399,097,693	62,574,113

Held-to-maturity securities	-	100,000,000	100,000,000	15,678,896

Deferred tax assets	12,305,523	9,909,073	10,371,229	1,626,094

Other assets	102,276,802	277,755,534	276,220,919	43,308,391

Total non-current assets	831,030,271	1,087,157,081	1,069,391,577	167,668,795

Total assets	6,803,303,927	7,600,807,424	3,297,875,072	517,070,409

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	108,370,100	319,384,342	186,607,355	29,257,974

Advances from distributors	88,112,867	55,962,126	102,658,418	16,095,707

Due to a related party	-	81,216	1,836,294	287,911

Deferred revenue	385,348,531	545,550,018	522,406,376	81,907,553

Unrecognized tax benefit	12,028,576	24,111,091	42,967,121	6,736,770

Dividend payable	-	-	-	-

Tax payable	20,372,954	6,447,488	4,908,847	769,653

Deferred tax liability	471,169	259,779,308	155,810,298	24,429,335

Total current liabilities	614,704,197	1,211,315,589	1,017,194,709	159,484,903

Non-current liabilities:

Deferred tax liability	245,109	313,247	8,346,456	1,308,631

Total non-current liabilities	245,109	313,247	8,346,456	1,308,631

Total liabilities	614,949,306	1,211,628,836	1,025,541,165	160,793,534

Shareholders’ equity

Ordinary shares
(par value US$0.0000002 per share;
500,000,000 shares authorized as at September30, 2010, June 30, 2011 and September 30, 2011 respectively; 263,110,626 shares issued and 227,455,322 shares outstanding at September 30, 2010, 263,110,626 shares issued and 230,031,399 shares outstanding at June 30, 2011, 273,110,626 shares issued and 235,956,731 shares outstanding at September 30, 2011)	417	417	430	67

Additional paid-in capital	6,069,015,652	6,097,439,836	4,336,278,339	679,880,580

Statutory reserves	43,890,273	43,890,273	43,890,273	6,881,510

Accumulated other comprehensive loss	(269,131,517)	(353,873,429)	(388,275,272)	(60,877,277)

Retained earnings	2,507,469,095	2,696,113,340	378,816,423	59,394,234

Treasury stock	(2,176,792,033)	(2,104,592,372)	(2,099,580,756)	(329,191,087)

Total shareholders’ equity	6,174,451,887	6,378,978,065	2,271,129,437	356,088,027

Non-controlling interest	13,902,734	10,200,523	1,204,470	188,848

Total equity	6,188,354,621	6,389,178,588	2,272,333,907	356,276,875

Total liabilities and equity	6,803,303,927	7,600,807,424	3,297,875,072	517,070,409

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended
	September 30	June 30	September30	September 30
	2010	2011	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	327,368,323	413,397,708	443,922,834	69,602,200
Licensing revenue	11,216,816	12,600,182	12,872,925	2,018,333
Other revenue, net	82,844	10,231,572	1,092,202	171,245

Total net revenue	338,667,983	436,229,462	457,887,961	71,791,778

Cost of services	(50,195,467)	(63,395,955)	(63,310,384)	(9,926,369)

Gross profit	288,472,516	372,833,507	394,577,577	61,865,409

Operating (expenses) income:
Research and product development expenses	(52,596,816)	(59,437,433)	(48,895,557)	(7,666,284)
Sales and marketing expenses	(37,438,525)	(40,069,042)	(49,630,468)	(7,781,510)
General and administrative expenses	(33,652,902)	(27,456,008)	(25,155,496)	(3,944,104)
Government financial incentives	29,386,000	10,000,000	10,000,000	1,567,890

Total operating expenses	(94,302,243)	(116,962,483)	(113,681,521)	(17,824,008)

Income from operations	194,170,273	255,871,024	280,896,056	44,041,401

Interest income	37,127,065	41,050,855	39,505,643	6,194,049
Other income (expense), net	(2,451,391)	594,442	25,557,006	4,007,056
Investment income	-	-	-	-

Income before income tax expenses	228,845,947	297,516,321	345,958,705	54,242,506

Income tax expense	(21,781,031)	(286,488,727)	19,315,492	3,028,456
Share of loss of an equity investee	(189,911)	(1,690,931)	(746,467)	(117,038)

Net Income	206,875,005	9,336,663	364,527,730	57,153,924

Net loss attributable to non controlling interest	1,779,376	834,128	(3,253,470)	(510,108)

Net income attributable to the Company’s shareholders	208,654,381	10,170,791	361,274,260	56,643,816

Other comprehensive loss, net of tax
Foreign currency translation	(31,809,524)	(27,456,770)	(29,652,528)	(4,649,189)
Unrealized holding (loss) gain	10,028,594	(4,425,837)	(4,749,315)	(744,640)

Total other comprehensive loss, net of tax	(21,780,930)	(31,882,607)	(34,401,843)	(5,393,829)

Comprehensive income	186,873,451	(21,711,816)	326,872,417	51,249,987

Earnings per share:

Basic	0.92	0.04	1.54	0.24
Diluted	0.89	0.04	1.53	0.24

Weighted average ordinary shares:

Basic	227,392,454	229,867,164	233,989,130	233,989,130
Diluted	233,497,787	235,495,344	235,648,260	235,648,260

Exhibit 99.2

GIANT

2011 Third Quarter Results Presentation

November 1, 2011

Giant Interactive Group

A Leading Online Game Developer & Operator

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed

GIANT

NYSE IPO:	**November 1, 2007**
Ticker:	**GA**
Market Cap:	**US$915 million** *October 31, 2011*
Fully Diluted Shares:	**Approximately 235 Million**

About Giant:	
Headquarters:	**Shanghai, China**
Employees:	**Approximately 2,000 including 460 liaison personnel**
Investor Information:	**www.ga-me.com**

GA LISTED NYSE

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Key Operational and Financial Highlights

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Key Quarterly Operating Metrics

Active Paying Accounts (APA)

Accounts in Thousands
2,400
2,000
1,600
1,200
800
400
0
1,373
1,435
1,497
1,693
1,779
1,994
2,087
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

Average Concurrent Users (ACU)

Users in Thousands
700
600
500
400
300
200
100
0
588
670
538
584
586
654
661
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

Average Revenue per User (ARPU)

RMB
300
250
200
150
100
50
0
220
223
225
215
216
212
217
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

Peak Concurrent Users (PCU)

Users in Thousands
2,500
2,000
1,500
1,000
500
0
1,611
1,657
1,466
1,713
1,916
2,122
2,297
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Solid Profitability and High Margins

Net Revenue

US Dollars in millions
80
70
60
50
40
30
20
10
0
44.6
47.4
50.6
55.8
61.6
67.5
71.8
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

Gross Profit Margin

100%
80%
60%
40%
20%
0%
85.2%
85.4%
85.2%
84.5%
84.4%
85.5%
86.2%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

Net Income

US Dollars in millions
70
60
50
40
30
20
10
0
27.1
27.4
31.2
35.0
40.0
1.6
56.6
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

- 2Q11 Net Income was down due to one-time withholding tax associated with repatriation of cash for a significant $3 per share special dividend.
- 2Q11 Non-GAAP Net Income was US$42.5 million.
- 3Q11 Non-GAAP Net Income was US$44.7 million.

Net Income Margin

100%
80%
60%
40%
20%
0%
60.9%
57.8%
61.6%
62.8%
65.0%
2.3%
78.9%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

- 2Q11 Net Income Margin was down due to one-time withholding tax associated with repatriation of cash for a significant $3 per share special dividend.
- 2Q11 Non-GAAP Net Income Margin was 62.9%.
- 3Q11 Non-GAAP Net Income Margin was 62.2%.

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Q3 2011 Key Financial Highlights

GIANT

(In millions, except EPS data)	Q3 2011 US$	Q3 2011 RMB	Q2 2011 RMB	Q-o-Q %	Q3 2010 RMB	Y-o-Y %	Margins
Total Net Revenue	71.8	457.9	436.2	5.0%	338.7	35.2%	
Cost of Services	9.9	63.3	63.4	- 0.2%	50.2	26.1%	
Gross Profit	61.9	394.6	372.8	5.8%	288.5	36.8%	86.2%
Operating Expenses	17.8	113.7	116.9	- 2.7%	94.3	20.6%	
Income from Operations	44.0	280.9	255.9	9.8%	194.2	44.6%	61.3%
Net Income Attributable to the Company's Shareholders	56.6	361.3	10.2	3,442.2%	208.7	73.1%	78.9%
Basic EPS (RMB)		1.54	0.04	3,750.0%	0.92	67.4%	
Diluted EPS (RMB)		1.53	0.04	3,725.0%	0.89	71.9%	

			Q2 2011 US$	Q-o-Q %	Q3 2010 US$	Y-o-Y %	
Basic EPS (US$)	0.24		0.01	2,300.0%	0.14	71.4%	
Diluted EPS (US$)	0.24		0.01	2,300.0%	0.13	84.6%	

- 2Q11 Non-GAAP Net Income was US$42.5 million and Net Income Margin was 62.9%.
- 2Q11 Non-GAAP Basic and Diluted EPS were RMB1.19 (US$0.18) and RMB1.17 (US$0.18), respectively.
- 3Q11 Non-GAAP Net Income was US$44.7 million and Net Income Margin was 62.2%.
- 3Q11 Non-GAAP Basic and Diluted EPS were RMB1.22 (US$0.19) and RMB1.21 (US$0.19), respectively.

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Strong Balance Sheet

GIANT

The Board of Directors has declared a one-time special cash dividend of $3.00 per ordinary share or ADS. The special dividend is payable to shareholders of record on August 31, 2011 and is expected to be paid on September 9, 2011. The sequential decrease of cash, cash equivalents & short-term investments was mostly due to the cash payment of the special cash dividend of $707.9 million.

(In millions)	Sep 30, 2011 US$	Sep 30, 2011 RMB	Jun 30, 2011 RMB	Sep 30, 2010 RMB
Cash, Cash Equivalents & Short-Term Investments	300.2	1,914.8	5,218.7	5,753.3
Current Assets	349.4	2,228.5	6,513.7	5,972.3
Total Assets	517.1	3,297.9	7,600.8	6,803.3
Current Liabilities	159.5	1017.2	1,211.3	614.7
Total Liabilities	160.8	1025.5	1,211.6	614.9
Shareholders' Equity	356.1	2271.1	6,379.0	6,174.5
Non-controlling Interest	0.2	1.2	10.2	13.9
Total Liability and Equity	517.1	3,297.9	7,600.8	6,803.3

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Operational Updates

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Also available in Greater China, Vietnam and Russia • A new expansion pack with various innovative gameplays and in-game activities and PK ranking server introduced in 3Q11
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty • A selection of new gameplays released in 3Q11, such as border battles and mount ornaments • New expansion pack expected in 4Q11
ZT Online Green	• Open beta testing launched at end of 1Q10 • Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • Celebration of its second anniversary by introducing new functions in an expansion pack released in 3Q11
ZT Online 2	• Sequel to ZT Online Series, brand new Free-To-Play 2D MMORPG • 3rd generation in-game economy providing a fairer system to more gamers • Innovative artwork methods adopted to improve graphical quality in gameplay • Unlimited closed beta testing in November 2010 with PCU approaching 200,000 • Official closed beta testing in April 2011 with PCU currently achieving 300,000 • Open beta testing in September 2011 with PCU surpassing 435,000

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Product Portfolio & Pipeline

Existing Games	Game History and Initiatives
Giant Online	• 2.5D modern military themed MMORPG • Open beta testing launched at end of 1Q08 • New PVE dungeon released and existing PVP dungeons continuously expanded in 3Q10 • New expansion pack expected in 4Q11
XT Online	• 2.5D ancient Chinese fantasy martial arts MMORPG • Part of our Win@Giant program from 2Q09 • Open beta testing initiated in September 2011 • First expansion pack expected in December 2011
The Golden Land	• Browser-based webgame with a medieval strategy theme • Remained one of the most popular webgames in Taiwan and Japan in 2Q11 • Versions Thailand launched in June 2011 • Open beta testing for the Korean version launched in September 2011 • Open beta testing for the US and European versions expected in October 2011 • Closed beta testing expected for Spain and Russia expected in 4Q11
Upcoming Games	**Game History and Initiatives**
Spirits of the Warriors	• Self-developed 3D MMORPG based on the Three Kingdom period in ancient Chinese history • Developed using the RenderWare graphics engine • A second round of engineering testing in 3Q11 • Commercial launch expected in 2012
Elsword	• Licensed 3D side-scrolling, action casual game developed by KOG Co., LTD of South Korea • Further localization based on limited engineering testing in 2Q11 • The last round of engineering testing in 3Q11 • Commercial launch into closed beta testing targeted in November 2011
Allods Online	• Licensed 3D free-to-play fantasy & sci-fi MMORPG developed by Astrum Nival of Russia • Extensive translation and localization in 2Q11 • Two-week long engineering testing in 3Q11 • A new round of engineering testing expected in 4Q11

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Q3 2011 Marketing and Distribution Network

Enhanced Marketing Efficiency in Q3'11

- Over 110 liaison offices
- Over 460 dedicated liaison personnel
- Over 130 distributors
- Over 96,000 retail outlets
- Penetration of all large cities and almost all provinces in China
- Focus on penetrating medium / small cities with continued Internet and on-site promotional events

Maximize Player Awareness and Game Recognition to Improve Penetration

© 2011 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Business Outlook

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Growth Strategies

To Develop and Operate the Largest Online Game Network in Asia

GIANT

1. **Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles**

2. **Introduce Different Genres of Games and Expand Geographical Coverage to Grow Our Player Base**

3. **Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments**

© 2011 Giant Interactive Group, Inc. All Rights Reserved

Near-term Expectation

GIANT

© 2011 Giant Interactive Group, Inc. All Rights Reserved